                                        EXHIBIT 20




APRIL 24, 1998           RESULTS FIRST QUARTER 1998


Dear Shareholders:

     Crown Central Petroleum Corporation announced a loss of $13.7 million ($1.40 per share) on revenues of $326 million for the first quarter of 1998 compared to a profit of $.07 million on revenues of $395 million in the first quarter of 1997.

     The erosion of gasoline and distillate
margins that began in the fourth quarter of 1997 carried over through the first quarter of 1998.
Crude oil having finally bottomed out in mid-March having dropped by 40% since November, was the primary cause of the quarterly loss.
Operationally, during the first quarter, the fluid catalytic cracking unit at our Pasadena, Texas refinery was down for 12 days for unscheduled maintenance. One of two alkylation units at Pasadena and the one unit at our Tyler, Texas refinery underwent scheduled 10 day maintenance turnarounds.

     The loss the Company experienced was
primarily due to the sharp fall in the price of oil during the first quarter of 1998. Because of the severe backwardization in the oil markets that occurred in 1996, during the first quarter of 1997 the Company decided to price its crude oil more into the future, meaning pricing the crude before it is manufactured into products. The Company continues to maintain its current pricing strategy as it is believed that raw materials should expectedly recover from the extreme lows recorded during the first quarter. At different price levels the Company will consider changing its pricing strategy.

     Crown's retail marketing operations reported improved results compared to the same period in 1997. Retail merchandise gross profit increased
4.1% on comparable sales. Gasoline margins per gallon improved 12.9% in the first quarter.

     The volatility of crude, the basic,
fundamental component to our industry, makes for challenging times. Both internally and externally, Crown will continue to be disciplined yet flexible in conducting its day to day business. We have experienced this volatility in the past but are encouraged by more positive forecasts for the independent domestic refining industry for the year ahead. I would like to recognize the positive contribution retail marketing continues to make.



Sincerely,


                   /S/--HENRY A. ROSENBERG,
JR.
                   --------------------------
---
                   HENRY A. ROSENBERG, JR.
                   Chairman of the Board,
                   Chief Executive Officer
and                President

 CROWN CENTRAL PETROLEUM CORPORATION AND SUBSIDIARIES
     DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA

                                  Three Months Ended
                                       March 31
                                   1998        1997
                                 ---------   ---------
                                 -           --
Sales and operating revenues     $325,960    $394,513

Income (loss) before income      (22,192)           1
taxes                                        ,423

Net income (loss)                (13,743)           7
                                             24

Net income (loss) per share      $   (1.4          $.
                                 0)          07

Weighted average shares used in
the computation of income (loss) 9,812,569          9
per share                                    ,733,478



           CROWN CENTRAL PETROLEUM CORPORATION
                  OPERATING STATISTICS

                                      Three Months Ended
                                           March 31
                                       1998       1997
                                     --------- ---------
                                        --         --
COMBINED REFINERY OPERATIONS
-----------------------------
Production (BPD-M)                       150      154
Production (MMbbl)                      13.5     13.9
Sales (MMbbl)                           15.0     14.3
Gross Margin ($/bbl)                    0.30     1.99
Gross Profit ($MM)                       4.5     28.4
Operating Cost ($/bbl)                  (2.30)   (2.17)
Operating Cost ($MM)                    (34.4)   (30.9)
Net Refining (Loss)($MM)                (29.9)    (2.5)

RETAIL
----------------
Number Stores                            343      341
Volume (pmps - Mgal)                     121      126
Volume (MMgal)                           125      129
Gasoline Gross Margin ($/gal)          0.131    0.116
Gasoline Gross Profit ($MM)             16.3     14.9

Merchandise Sales (pmps - $M)           23.7     23.7
Merchandise Sales ($MM)                 24.3     24.2
Merchandise Gross Margin (%)            31.8     30.7
Merchandise Gross Profit ($MM)           7.7      7.4

Retail Gross Profit ($MM)               24.0     22.3
Retail Operating Costs (pmps - $M)      (19.4)   (18.0)
Retail Operating Costs ($MM)            (19.9)   (18.2)
Retail Non-Operating (Expense)           (0.1)    (0.2)
Income ($MM)
Retail Net Profit (Loss) ($MM)           4.0      3.9

WHOLESALE/TERMINAL NET                   (3.6)    (1.8)
PROFIT(LOSS)($MM)

OTHER
----------------
LIFO Recovery (Provision)($MM)          15.1      9.9
Corporate Overhead ($MM)                 (5.6)    (5.2)
Net Interest Expense ($MM)              (2.8)    (2.9)
Other Income ($MM)                       0.7      0.0
(Loss) from Extrordinary Item ($MM)

Total Net Income (Loss) ($MM)          (13.7)     0.7

Depreciation & Amortization ($MM)        8.2      7.8
LIFO (Recovery) Provision ($MM)         (15.1)    (9.9)
(Gain) from Asset Disposals ($MM)        (0.0)    (0.6)
Loss from Extraordinary Item ($MM)
Income Tax Expense (Benefit)            (8.4)     0.7

EBITDAAL ($MM)                         (26.2)     1.6


            -------------------------------

                 BPD = Barrels Per Day
         bbl = barrel or barrels as applicable
         gal = gallon or gallons as applicable
              pmps = per month per store
                   M = in thousands
                   MM = in millions

